CURVATURE SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES		
Commissions	$	2,132,486
Gain on securities owned		842
Interest		358
Total revenues	$	2,133,686
EXPENSES		
Compensation and benefits		370,810
Professional services		552,111
IT, data and communications		74,618
Clearing costs		60,000
Licenses and registration		14,678
Occupancy and equipment		12,300
Insurance		2,560
Office expenses		946
Other expenses		1,991
Total expenses		1,090,014
NET INCOME	$	1,043,672

See accompanying notes